UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVING AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number: 0-21318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

REQUIRED INFORMATION

The following audited financial statements are being furnished for the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the “Plan”):

1.	Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008.

2.	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’REILLY AUTOMOTIVE, INC.
PROFIT SHARING AND SAVINGS PLAN

By:	/s/ Thomas McFall
Executive Vice President and CFO
O’Reilly Automotive, Inc.
(Principal Financial and Accounting Officer)

June 29, 2010

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2009 and 2008, and the year ended

December 31, 2009

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2009 and 2008, and the year ended

December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2009, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 29, 2010

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31,
	2009	2008
Assets:

Investments, at fair value (Note 4)	$270,322,812	$134,506,958
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(625,958)	(18,618)

Net assets available for benefits	$269,696,854	$134,488,340

See accompanying notes.

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2009

Additions:
Dividend and interest income	$2,754,825
Contributions:
CSK Automotive, Inc plan merger (Note 2)	79,847,418
Rollovers from other plans	537,726
Employer	9,191,741
Employee	17,289,504

Total Contributions	106,866,389

Net realized and unrealized appreciation in value of investments (Note 3)	47,355,159

Total additions	$156,976,373

Deductions:
Distributions to participants	(21,262,205)
Administrative expenses	(505,654)

Total deductions	$(21,767,859)

Net increase	135,208,514

Net assets available for benefits at beginning of year	134,488,340

Net assets available for benefits at end of year	$269,696,854

See accompanying notes.

O’REILLY AUTOMOTIVE, INC.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Notes to Financial Statements

December 31, 2009

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred. Investments are stated at fair value or contract value.

Valuation of Investments

The value of investments in registered investment company funds and O’Reilly Automotive, Inc. common stock is based on quoted market values on the last business day of the plan year. The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund C and the Sun Trust Retirement 500 Index Fund Class C are determined based on information provided by SunTrust, trustee of the Plan, using the audited financial statements of the collective trusts at year-end. Participant loans are valued at their amortized cost, which approximates fair value.

As required by the Financial Accounting Standards Board (FASB) standards, investment contracts held by a defined contribution plan are required to be reported at fair value. Additionally, fully benefit-responsive investment contracts are to be reported at fair value with a corresponding adjustment to reflect these investments at contract value. As required, fully benefit-responsive investment contacts are reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contact value.

Fair Value Measurements

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codifications (ASC) 820, Fair Value Measurements and Disclosures (ASC 820). Please refer to Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which amends ASC 820 to require entities to separately present purchases, sales, issuances and settlements in their reconciliation of Level 3 fair value measurements (for example, to present such items on a gross rather than on a net basis), and which clarifies existing disclosure requirements provided by ASC 820 regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward activity in Level 3 fair value measurements (which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years). The Plan is currently evaluating the impact of the adoption of ASU 2010-06.

2.	DESCRIPTION OF THE PLAN

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participants to contribute up to 100% of their annual eligible compensation to the Plan up to $16,500 ($15,500 for 2008). Plan participants 50 years of age or older may contribute up to $22,000 of their annual eligible compensation to the Plan ($20,500 for 2008). Eligible team members hired after June 30, 2008, are automatically enrolled in the Plan after six months of employment and 21 years of age at a contribution rate of 2% of their annual eligible compensation. The Plan allows for a Company match of 100% of each employee’s voluntary contribution, up to 2% of the employee’s eligible compensation and 25% of the next 4% of each employee’s voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 25% of participants’ annual eligible compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment and generally must be employed on the last day of the plan year. During the plan year ended December 31, 2009, the Plan did not receive any discretionary voluntary contributions from the Company. Historically, all employer contributions were submitted to the Plan in the form of the Company’s common stock and these contributions were initially invested in the O’Reilly Automotive, Inc. Stock Fund. Participants had the option to reallocate these contributions after the initial investment. Beginning in the fourth quarter of 2009, employer contributions were made in cash. Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond or fixed income funds, the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after two years of service with the Company. Vesting increases in 20% increments annually to 100% after six years of consecutive service.

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2009 and 2008, the Plan retained $564,212 and $93,277 in forfeitures, respectively.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee’s vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than 15 years.

On July 11, 2008, the Company acquired CSK Automotive, Inc (“CSK”). On January 1, 2009, the Plan was amended and the former team members of CSK became participants in the Plan and received credit under the Plan for their participation and vesting service as measured under the terms of the defined contribution plan previously administered by CSK. In addition, all net assets under this previously administered CSK plan were transferred into the Plan in January 2009. The Statement of Net Assets Available for Benefits as of December 31, 2009, reflects the merged CSK plan assets.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in single or lump sums, as elected by the participant. At December 31, 2009 and 2008, terminated employees had approximately $317,577 and $434,650, respectively, included in Net Assets Available for Benefits, which were to be paid in 2010 and 2009, respectively.

3.	INVESTMENTS

At December 31, 2009 and 2008, the Plan’s investments were held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA.

The values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2009	2008
SunTrust common collective trust:
Retirement Stable Asset Fund Class C	$29,901,030	$15,149,887
O’Reilly Automotive, Inc. common stock	101,970,811	78,042,319
T. Rowe Price Retirement 2020 Fund	20,369,106	7,678,744
T. Rowe Price Growth Stock Fund – Adv	20,642,920	—
RidgeWorth Large Cap Value Equity I	13,926,232	—

During 2009, the Plan’s investments (including investments purchased, sold, as well as held, during the year) appreciated in value as follows:

Year ended December 31, 2009	Net Realized and Unrealized Appreciation in Value of Investments
Common and collective trusts	$2,094,682
Registered investment company funds	25,217,971
O’Reilly Automotive, Inc common stock	20,042,506

$47,355,159

4.	FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are set forth below:

•

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

•

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The three valuation techniques are as follows:

a)	Market approach – prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

b)	Cost approach – amount that would be required to replace the service capacity of an asset (replacement cost).

c)	Income approach – techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2009.

Common and collective trusts: Valued using the net asset value provided by SunTrust. The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Registered investment company funds: Valued at the net asset value of shares held by the Plan at year end.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2009:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
Common and collective trusts	$37,223,869	$—	$37,223,869	$—	(a	)
Registered investment company funds	119,059,900	119,059,900	—	—	(a	)
O’Reilly Automotive, Inc. common stock	101,970,811	101,970,811	—	—	(a	)
Participant loans	12,068,232	—	—	12,068,232	(b	)

	$270,322,812	$221,030,711	$37,223,869	$12,068,232

The following table classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2008:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Valuation Technique
Common and collective trusts	$19,809,565	$—	$19,809,565	$—	(a	)
Registered investment company funds	29,908,871	29,908,871	—	—	(a	)
O’Reilly Automotive, Inc. common stock	78,042,319	78,042,319	—	—	(a	)
Participant loans	6,746,203	—	—	6,746,203	(b	)

	$134,506,958	$107,951,190	$19,809,565	$6,746,203

The following table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	December 31,
	2009	2008
Participant loans as of January 1	$6,746,203	$6,980,534
Issuances, repayments and settlements, transfers of participant loans, net	5,322,029	(234,331)

Participant loans as of December 31	$12,068,232	$6,746,203

5.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to the Plan’s Form 5500:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$269,696,854	$134,488,340
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	625,958	18,618

Net assets available for benefits per the Form 5500	$270,322,812	$134,506,958

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$135,208,514
Net change in adjustment to reflect change in fair value for interest in fully benefit-responsive investment contracts	607,340
CSK Automotive, Inc merged plan	(79,847,418)

Net income per the Form 5500	$55,968,436

Supplemental Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

Form 5500 Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

E.I.N. 44-0618012, Plan No. 002

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Current Value
SunTrust mutual funds*:
RidgeWorth Large Cap Value Equity I	$13,926,232
RidgeWorth Prime Quality Money Market	667,894
RidgeWorth Small Cap Value Equity I	7,164,472
SunTrust common and collective trusts*:
Retirement 500 Index Fund Class C	7,322,839
Retirement Stable Asset Fund Class C	29,901,030
Registered investment company mutual funds:
Federated Kaufman Fund A	4,720,604
Goldman Sachs Mid Value Fund – A	2,173,225
MFS Research Bond Fund – A	5,490,101
Royce Value Plus Service	2,915,880
T. Rowe Price Growth Stock Fund – Adv	20,642,920
T. Rowe Price Retirement 2010 Fund	7,305,281
T. Rowe Price Retirement 2020 Fund	20,369,106
T. Rowe Price Retirement 2030 Fund	8,372,999
T. Rowe Price Retirement 2040 Fund	4,489,602
T. Rowe Price Retirement 2050 Fund	2,178,700
Federated Total Return Government Bond	9,604,894
MFS Research International R3	9,037,990
O’Reilly Automotive, Inc. common stock*	101,970,811
Participant loans (interest rates ranging from 4.25% to 11.50% maturities through 12/14/2024)*	12,068,232

$270,322,812

*	Party-in-interest to the Plan

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm